EXHIBIT  9

Explanation of the report that CHT was fined NT$5million due to misleading advertisement

Date of events: 2012/03/07

Contents:

1.Name of the reporting media:udn.com

2.Date of the report:2012/03/07

3.Content of the report: Due to the Company’s advertisement for HiNet FTTx contained misleading representation in violation of Article 21 (3) in applying mutatis mutandis Article 21(1) of the Fair Trade Act, the Fair Trade Commission ordered the Company to immediately cease the unlawful act and imposed on it an administrative fine of NT$5,000,000.

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: None

6.Countermeasures:The Company has removed the controversial advertisement from the website and upon the completion of the service installed, the company representative will conduct a speed test and ask for confirmation from the customer in order to prevent dispute. In the case of failure to meet the subscribed speed, the Company will suggest customers to subscribe lower speed.

7.Any other matters that need to be specified:None